NJ TEAMSTERS FC

#standready2strike

A Letter From the Founders: The Underdawgs Story



My name is Alexsi "Alex" Geraldino and I am the Founder and President/General Manager of New Jersey Teamsters Football Club (NJTFC), established in February 2017. My wife and partner, Sibrena Stowe-Geraldino, is my Co-Founder and we built our organization without any knowledge of soccer. Neither Sibrena nor I had, at the time, ever kicked a soccer ball or watched a live match. But once we experienced this masterful game, we fell completely in love - head, heart and soul. Through sheer passion and motivation, the professional league, National Independent Soccer Association (NISA), had accepted our application as a men's pro soccer club by February 2020. I want to tell my story and share why you should invest in NJTFC.

As an avid sports enthusiast and former athlete (ex-NFL Europe cornerback player), registered sports agent and U.S.A Boxing Official, learning the plays and soccer business - with Sibrena's 20+ years of entrepreneurship in the entertainment business - our combined experience has afforded us the opportunity to operate successfully, earning Division 4 championships and cups since inception. Be patient, there's more to this story as you'll read below;
Regarding formal education, I earned my Bachelor's of Science at City College of New York, and then a Master's Degree in Business Administration. In 1993, I accepted a position with a United States Government Agency as a Procurement Officer (supply chain experienced), Certified Project Manager and Lean Six Sigma (process improvement trained). I'm also an alumni of Leigh Steinberg's Agent's Academy.

Beginning with her years at North Penn High School Sibrena has been focused on broadcast media, and she later attended Montgomery County College in Blue Bell, Pennsylvania, to receive her certification in Emergency Medical Services (EMT-Licensed) while majoring in communications. In 1996, Mrs. Geraldino moved to New York City and formed Stowe Communications, Inc. Later the savvy businesswoman later launched La Chic Media as a full-service media firm.

Together, we have 40-plus years of experience of operations and strategy expertise, in the sports, media and entertainment industries.
 Whether considering films like "Standing In The Shadows of Motown", or recording artists, athletes or notorious personalities, she is the go-to veteran media and marketing executive.

Together, we travel the world. On a trip to Brazil, Sibrena's friends in Rio introduced us to Division 1 pro soccer players, in a social setting. As we discussed futebol, I would explain that I played American football. From there, the conversation often went: "Hey, can you get me into the US to play football?" Then, Sibrena and I would explain, we didn't have any contacts in Brazilian futebol . Before leaving, we told friends that we would look into getting their spouses or friends to America for the game we call soccer.
We departed for Newark International Airport, including a 6-hour layover in Bogota, Colombia. This was the perfect flight for Sibrena and I because we have family friends there that we wanted to visit for a long lunch and chat. We deplaned, met with our family friends Gabe and Lina, went to lunch and began to chat about soccer! By this point, Sibrena and I are noticing signs of soccer floating around in our conversations with everyone, and on the plane. We couldn't get soccer out of our heads either, so we decided to take a deeper look. I always say, "there are no coincidences!"

A few days upon our return to our home in Bayonne, New Jersey, my wife began to research the licensing process for professional soccer agents, which led us to the U.S. Soccer Federation's (USSF) legal department. Sibrena was instructed to contact the office in one year. We weren't aware about the worldwide scandal, which was to come. We waited a year and a half, and still no progress or returned correspondence. To know my wife, is to know that nothing can or will stop her, if there is something that she truly wants. She wanted to make sure I was in position to help our friends in Brazil and I've always wanted to.

In 2016, Sibrena decided to contact United States Soccer Federation President, Sunil Gulati, directly. I won't share how or where, to respect his privacy. But I will say, Sibrena the publicist spoke to Mr. Gulati about me and, within 15 minutes, I became a registered soccer intermediary, which I still am today. In January 2017, I went to my first MLS Draft in Los Angeles, California. While walking through the convention hall, I met the Commissioner of a semi-pro league. We spent some time talking while walking up and down convention aisles looking at products, soccer services and talking to business and club managers and owners. That trip was eye-opening, as I discovered the business of soccer.

Shortly thereafter, I was asked to become a Northeast Commissioner for UPSL, which I declined. Then, I was then asked if I wanted to start a team as a part of the New York conference. Now the ownership of a club idea intrigued me! I'll let my wife continue our story.

A Letter From the Founders: The Underdawgs Story



Dear Friends,

My name is Sibrena Stowe-Geraldino and I'm a founding member and Chief Executive Officer of New Jersey Teamsters FC (NJTFC), a football organization conceptualized by my husband and partner, Alex Geraldino. I was born in Philadelphia, Pennsylvania, and raised in suburban Philly and Northeast Bronx. I'm a mother and I've been in the performance arts and entertainment field my entire life. As Alex mentioned above, I'm a 20+ year veteran in the hip-hop and pop genres of entertainment.

I too must admit, I knew nothing about soccer. I loved to play field hockey as a youth and my daughter was a lacrosse player, so I expected soccer to be similar in scheme. When Alex became a soccer intermediary, we became quick studies, while searching for the players he could meet at the draft, and potentially represent.

In the meantime, I thought "we" were preparing to live the sports agents life in Miami, near our friends. I imagined morning coffee on my balcony overlooking the Atlantic Ocean in a luxury condo. One day, as I was browsing options shared by a broker, Alex informed me that he used the condo deposit on a soccer club. I was surprised, yet proud of him for taking a chance to do something that he truly loves. Ever since, I've been on board as a partner with Alex to make NJTFC the most professionally-run soccer club, operating in the spirit of excellence and integrity.

From day one, I fell head over heels with the business of soccer. I began to study legendary and currently exceptional players, and began to recognize their style of play. I find the soccer business and stadium operations exciting. When you have a good product like NJTFC, the revenue streams are endless, and this provides more funds for the community. In just three years, we have managed to do what no other professional soccer club in America has managed to do, before playing a single professional match. Nothing was easy for us, but we persevered and overcame a lot of challenges, including diversity. Both our A- and B-squads won championship cups, and our A-squad won a UPSL Atlantic Cup at home (however, we have never received a trophy for the tournament win!) From the first day we "opened for business", we also experienced people trying to take advantage of us, as we were new to things and honest about it.

Luckily, Alex and I believe in generosity and intuitiveness about doing the right thing: helping others reach their highest potential, and striking at the right opportunities, for the right reasons. Our integrity does not allow us to hire coaches who are not in it for the players. Not only do we do what's right for our entire organization, but we contribute to our communities, both locally and abroad. We are patrons of the Don & Arlene Ahern Foundation, the City of Bayonne Recreation Department for Special Needs Youth Sports, as well as Malaika Org in the Democratic Republic of the Congo, and Estrela da Favela in Rio de Janeiro, Brazil.

We are skilled at identifying our weaknesses and making improvements, maintaining a strong foundation from top to bottom. We've grown even stronger by learning the business of soccer from a network of like-minded influencers and professionals abroad, and by enlisting advisors who were themselves professional soccer players and club owners. Our advisory board consists of ex-Sunderland Chairman & former Manchester City striker, Niall Quinn; India Pro Futsal & MMA league founder, Avi Mittal; Joost de Wit, former CEO of Dutch premier club, Eredivisie ; and former UK Champions player, Enoch Shownumi.

We quickly cut ties with people who couldn't see or adhere to our vision, and were fortunate to meet Coach Javier Romero, who took a chance on us, and his relationships led us to victories with some of New Jersey's top players. Scouts and coaches began to come to our matches and recruit from our stadium stands and streaming tv. At the end of our 1st semi-pro season, two players made the European Premier Club, and another player committed to a D1 University in New Jersey.

ALetter From the Founders: The Underdawgs Story



Since then, we've recently hired 2 UEFA-Pro coaches, a youth coach, 2 assistant youth coaches, a media team, a team physiotherapist and 2 strength and conditioning coaches; and continue to lease and operate the entire 7,000 seat with room for expansion to a 10,000 seat facility at the City of Bayonne's Don Ahern Veterans Stadium. Over the years, we've realized that we are that "underdawg club" that some of our colleagues weren't expecting to survive. Instead, we are thriving and are limitless!

We have short- and long-term goals that include expansion, and are in the discovery phase of a professional women's team and our very own in-foor/out-door facility.

Now, New Jersey Teamsters Football Club (known as "NJ Soccer Team") and owners, Alex and Sibrena Geraldino, are now cast on "I Quit" a Discovery Channel docu-series premiering August 18th at 10pm ET and every Tuesday 9pm ET. Described by Discovery, "entrepreneurs from six businesses risk it all when they give up their steady 9-to-5 jobs to follow their passions in a life-changing journey that begins with the words " I QUIT ." This project has been over a year and a half in the making, and now we are finally here, pleased to be provided with a platform by one of the biggest television networks in the world.

Thankfully, we've had the full support from the City of Bayonne, from which we lease Don Ahern Veterans Stadium, and Mayor Jimmy Davis. All of our local elected officials, Hudson County officials and the Department of Travel & Tourism have also been supportive of our endeavors. As a semi-pro team, our fans traveled from all over. We pride ourselves with giving fans a fun and happy experience. Our ball boys and girls come from youth clubs throughout New Jersey and not only do they hustle for the ball from the sideline, but they also play during half-time. We love to give away gifts, merchandise, sweets and treats, to thank them for their loyalty. We also hire volunteers, players and qualified people from the community. We have an amazing paid and hands-on internship program for eligible college students. Interns work in the front office and on the pitch as technical staff or as assistant to the general manager. We have a very capable team who are as enthusiastic about making a mark in U.S. soccer history, as we are!

We were supposed to fail numerous times, but still we rise. If you were to put your money somewhere, I'd invest in New Jersey Teamsters Football Club. Get ownership stake with a club that's making history. Alex and I are the first Black majority owners of a American professional soccer club and Sibrena is the first Black female principal owner of a professional soccer club in America, arguably globally. We have many more accomplishments to achieve! Take a chance on us, you won't regret it!

We call ourselves Change Agents: we want to change how people see American soccer, change how Americans see soccer, and to promote and preserve American soccer. We are New Jersey Teamsters Football Club, a community club with global views. Our motto is "Stand Ready To Strike!"

ABOUT US



NEW JERSEY TEAMSTERS FOOTBALL CLUB

An open and multicultural club, respected in the US and around the world for its achievements in sports and its values which coincides with the club's operating with the 'Spirit Of Excellence' on and off the pitch, and contribute to fulfilling the expectations of its supporters.

A club which will be amongst the leaders in football and entertainment that, through its sporting achievements and relationships, fulfills the expectations of all of its supporters both nationally and internationally and acts with social responsibility and good corporate management..



FRONT OFFICE





ALEX GERALDINO

PRESIDENT/FOUNDER
NJ TEAMSTERS FOOTBALL CLUB
U.S. SOCCER INTERMEDIARY
USA BOXING OFFICIAL
NFL EUROPE CORNERBACK



SIBRENA GERALDINO

CEO/COO
NJ TEAMSTERS FOOTBALL CLUB
CEO AT STOWE COMMUNICATIONS INC
CEO AT LA CHIC MEDIA
JOURNALIST



QUANTIS LANE

DIRECTOR - SPONSORSHIP
NJ TEAMSTERS FOOTBALL CLUB
GLOBAL STRATEGIC ADVISOR
M&A PROFESSIONAL
PRO. SPORTS STRATEGIC ADVISOR



JOOST DE WIT

INT. FOOTBALL CONSULTANT
NJ TEAMSTERS FOOTBALL CLUB
FORMER CEO - VITESSE ARNHEM
CEO AT TIMT SPORT CONSULTANCY
UEFA ASSIST EXPERT

BOARD OF ADVISORS





AVI MITTAL

GLOBAL DIRECTOR OF BUSINESS DEVELOPMENT
THE SUPER FIGHT LEAGUE



NIALL QUINN

FORMER PRO FOOTBALLER
EX-CHAIRMAN OF
SUNDERLAND



ENOCH SHOWUNMI

FORMER PRO FOOTBALLER
CHALFONT ST PETER

THE VENUE

Don Ahern Veteran Stadium
7000 capacity



HUDSON COUNTY'S DIVERSE COMMUNITY



Population

- 26 - 9,808
- 9,808 -...
- 30,457 -...
- 62,406 -...
- 97,956 -...
- 147,282 -...
- 232,034 -...

2014 2015 2016 2017 2018

© OpenStreetMap contributors, © CARTO

MEDIA PARTNERS



MANAGING ANALYITICS

P.R. & BRANDING

TALENT

 **DISCOVERY CHANNEL** "I QUIT"

NORTH AMERICA

DISCOVERY GO APP "GLOBAL"

COMMERCIAL OPPORTUNITIES

BRAND PARTNERSHIP

GROWTH CAPITAL

WHEELHOUSE PARTNERSHIP

EVENTS

DISTRIBUTION

JIMMY KIMMEL

SPOKE STUDIOS

DIGITAL CONTENT

FEATURE FILM

PRODUCT LAUNCH

WHEELHOUSE ENTERTAINMENT

WH NY

WH LA

CONTENT

TALENT

INTERNATIONAL MEDIA



GLOBAL SOCCER NETWORK



GLOBAL SOCCER NETWORK

Priority list
1. Europe
   - Spain
   - Netherlands
   - Germany
2. USA
3. China
4. Japan
5. Brazil
6. Australia
7. Afrika

Players per 1,000 inhabitants
- >50
- 25-50
- 10-25
- 5-10
- <5
- No data

TIMT
SPORT CONSULTANCY

COMPETITION ANALYSIS SOCCER





MLS



USL League One



USL League Two



National Women's Soccer Lea...



North American Soccer Lea...



National Premier Soccer Lea...



National Independent Soccer Ass...



Premier League



Lamar Hunt US Open Cup











CAPITAL GROWTH



* CROWD FUNDING

We've always had a strong base of community support.
It's been our dream from the very beginning to accomplish
something like what in Europe is known as a supporters
trust, where fans partially own the team.
That gives us meaningful ownership and meaningful
control of the team's destiny.

* PRIVATE INVESTORS



REVENUE

Based on the increased attention for soccer in the USA we will keep building the NJ Teamsters FC Fan base in the New Jersey (Bayonne) area, which will lead to a significant increase in both seasons, as singles match ticket sales increase. Our Business Club membership provides a successful combination of visiting soccer games and network opportunities for business in the New Jersey (Bayonne) area. Next to the traditional social media channels we will use National Geographic and Dugout to develop brands connected to our club. We will encourage the youth to learn to the play the game of soccer, in professional organized soccer camps and clinics, as well as virtually, we will combine sport and fun. By engaging in community driven social responsibility projects, NJ Teamsters FC will establish a strong and solid relation between our fans, we are more than soccer.



INVESTMENTS

Building a strong soccer club starts on the pitch, better players, better technical staff and better facilities are on top of the list regarding investments. Growing the NJ Teamsters FC brand will directly lead to value creation for our sponsors, our achievements on and off the pitch must be communicated by a professional team creating content. Visiting the game must be a unique family event, all components of the experience wheel, from driving on the parking lot to the final whistle blow of the referee, must be perfect.



COMMUNITY ENGAGEMENT



* Identify soccer as a tool to accomplish other things for the community
  - Advocates for the sport and for what it can do for the community

* Started a charitable foundation that uses soccer as a tool for a number of different social goals

* Starting a women's team

* Youth academy



LET'S CONNECT





NAME : **ALEX GERALDINO**

WEB ADDRESS : www.njteamstersfc.com.